Exhibit 12
Pinnacle Entertainment, Inc.
Computation of Ratio of Earnings to Fixed Charges

	2004		2005		2006		2007		2008
					(in thousands)
Earnings:
Pre-tax income (loss)	$6,079		$(17,350)		$102,909		$(1,851)		$(424,741)
Add fixed charges	60,789		62,385		62,023		72,339		82,521
Less capitalized interest	(5,102)		(7,130)		(5,750)		(42,851)		(25,144)

Total earnings	$61,766		$37,905		$159,182		$27,637		$(367,364)
Fixed charges
Interest expense — inclusive of the amortization of debt issuance costs	$51,778		$49,535		$53,678		$25,715		$53,049
Capitalized interest	5,102		7,130		5,750		42,851		25,144
Estimated interest portion of rent expense	3,909		5,720		2,595		3,773		4,328

Total fixed charges	$60,789		$62,385		$62,023		$72,339		$82,521

Ratio of earnings to fixed charges	1.02	x	0.61	x	2.57	x	0.38	x	$(4.45)	x